# SEC Schedule 13D — Beneficial ownership report by holders of more than 5% of a class

Issuer: Smith & Wesson Brands, Inc., CIK 0001092796
CUSIP: 831754106
Title of class of securities: Common Stock, par value $0.001
Address of issuer's principal executive offices: 1852 Proffitt Springs Road, Maryville, Tennessee (TN), 37801
Date of event which requires filing of this statement: 10/21/2026
Filed by CIK 0002162355
Persons authorized to receive notices and communications: Mark Wadlington, 1111 Travis St., Houston, Texas (TX), 77002, 713-655-6312

## Reporting persons
- JDH Capital I, L.P. (CIK 0002162355): type of reporting person: partnership (PN); citizenship or place of organization: Delaware (DE); source of funds: other (OO); sole voting power 0; shared voting power 8,993,968; sole dispositive power 0; shared dispositive power 8,993,968; aggregate amount beneficially owned 8,993,968 (16.7% of the class)
- JDH Capital Company (CIK 0001783559): type of reporting person: corporation (CO); citizenship or place of organization: Texas (TX); source of funds: other (OO); sole voting power 0; shared voting power 8,993,968; sole dispositive power 0; shared dispositive power 8,993,968; aggregate amount beneficially owned 8,993,968 (16.7% of the class)
- Hildebrand Enterprises Company (CIK 0001783561): type of reporting person: corporation (CO); citizenship or place of organization: Texas (TX); source of funds: other (OO); sole voting power 0; shared voting power 8,993,968; sole dispositive power 0; shared dispositive power 8,993,968; aggregate amount beneficially owned 8,993,968 (16.7% of the class)
- Jeffery D. Hildebrand (CIK 0001783513): type of reporting person: individual (IN); citizenship or place of organization: United States (X1); source of funds: other (OO); sole voting power 0; shared voting power 8,993,968; sole dispositive power 0; shared dispositive power 8,993,968; aggregate amount beneficially owned 8,993,968 (16.7% of the class)
- Melinda B. Hildebrand (CIK 0001783511): type of reporting person: individual (IN); citizenship or place of organization: United States (X1); source of funds: other (OO); sole voting power 0; shared voting power 8,993,968; sole dispositive power 0; shared dispositive power 8,993,968; aggregate amount beneficially owned 8,993,968 (16.7% of the class)

## Item 1. Security and Issuer
Title of class of securities: Common Stock, par value $0.001
Name of issuer: Smith & Wesson Brands, Inc.
Address of issuer's principal executive offices: 1852 Proffitt Springs Road, Maryville, Tennessee (TN), 37801
Comment: This statement on Schedule 13D (the "Schedule 13D") relates to the Common Stock, par value $0.001 (the "Common Stock") of Smith & Wesson Brands, Inc., a Nevada corporation (the "Issuer").

## Item 2. Identity and Background
Name of person filing:
The Schedule 13D is being filed by the following persons (each a "Reporting Person" and, collectively, the "Reporting Persons"):

1. JDH Capital I, L.P.
2. JDH Capital Company
3. Hildebrand Enterprises Company
4. Jeffery D. Hildebrand
5. Melinda B. Hildebrand
Residence or business address: The principal business address for each of the Reporting Persons is 1111 Travis St., Houston, TX 77002.
Present principal occupation or employment:
JDH Capital I, L.P., JDH Capital Company, and Hildebrand Enterprises Company are either holding companies without operations or are principally engaged in the business of investment management or making, purchasing, selling and holding investments.

Jeffery D. Hildebrand is the Executive Chairman and Founder of Hilcorp Energy Company. Melinda B. Hildebrand is the U.S. ambassador to Costa Rica.
Criminal convictions in the last five years: During the last five years, none of the Reporting Persons have been convicted in any criminal proceeding (excluding traffic violations or similar misdemeanors).
Civil proceedings (securities laws) in the last five years: During the last five years, none of the Reporting Persons have been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.
Citizenship: JDH Capital I, L.P. is organized in the State of Delaware. JDH Capital Company and Hildebrand Enterprises Company are both incorporated in the State of Texas. Jeffery D. Hildebrand and Melinda B. Hildebrand are both citizens of the United States.

## Item 3. Source and Amount of Funds or Other Consideration
Source and amount of funds or other consideration: The Reporting Persons acquired the Common Stock in connection with the Mergers, as described in Item 4.

## Item 4. Purpose of Transaction
Purpose of transaction:
Mergers

On October 21, 2026 (the "Closing Date"), the Issuer entered into an Agreement and Plan of Merger (the "Merger Agreement") by and among the Issuer, Tristar Merger Sub, LLC, a wholly owned subsidiary of the Issuer ("Merger Sub"), Long Range Intermediate LLC ("Savage"), and Savarms, L.P. ("Seller"), a wholly owned subsidiary of JDH Capital I, L.P., and concurrently consummated the transactions contemplated thereby (the "Closing"). Pursuant to the Merger Agreement, (i) Merger Sub merged with and into Savage, with Savage surviving such merger as a wholly owned subsidiary of the Issuer, and (ii) immediately thereafter, and as part of an integrated plan, Savage merged with and into the Issuer, with the Issuer surviving such merger (the mergers described by the foregoing clauses (i) and (ii), collectively, the "Mergers").

Under the terms of the Merger Agreement, at the effective time of the Mergers, the Issuer issued to the Reporting Persons 8,993,968 shares of Common Stock, and paid to the Reporting Persons $42.4 million in cash (such shares and cash, together with any cash paid to the Reporting Persons in settlement of the post-closing adjustment, the "Merger Consideration").

The aggregate consideration paid to the Reporting Persons was determined by reference to an adjusted transaction value of approximately $164.9 million, representing the base transaction value of $160.0 million as adjusted based on estimates of Savage's cash, indebtedness, transaction expenses, minimum cash balance and net working capital delivered at the Closing. The number of shares of Common Stock issued to the Reporting Persons in connection with the Closing was equal to 19.99% of the shares of Common Stock outstanding immediately prior to the effective time of the first merger, rounded down to the nearest whole share, valued at a reference price of $13.62 per share, the volume weighted average price per share of Common Stock on the Nasdaq Global Select Market for the 45 consecutive trading days ending on (and including) the third trading day immediately prior to the Closing Date. The balance of the Merger Consideration payable to the Reporting Persons at the Closing was paid in cash.

The foregoing amounts are subject to a post-closing adjustment, to be settled in cash, as further described in the Merger Agreement. The Merger Agreement also contains customary representations, warranties and covenants of the parties, as well as customary indemnification provisions. Additionally, the Issuer obtained a customary representations and warranties insurance policy. The Reporting Persons have agreed to customary non-competition and non-solicitation covenants. The payment obligations of the Reporting Persons in respect of the post-closing adjustment and its indemnification obligations under the Merger Agreement are guaranteed by JDH Capital I, L.P. pursuant to a guaranty delivered at the Closing.

The above description of the Merger Agreement does not purport to be complete and is qualified in its entirety by reference to the full text of such agreement, which is filed as an exhibit hereto and incorporated herein by reference.

Investor Rights Agreement

Concurrently with the Closing, the Issuer and the Seller entered into an Investor Rights Agreement (the "Investor Rights Agreement") which provides that, from the Closing Date until the earlier of (i) the first date on which the Reporting Persons' beneficial ownership of the Issuer's outstanding voting securities falls below 10%, and (ii) the termination of the standstill period (as defined in the Investor Rights Agreement) following the Reporting Persons permanent and irrevocable waiver of such right, together with the resignation of its designee, on or after the second anniversary of the Closing Date, the Reporting Persons shall have the right to designate one individual for nomination to the board of directors of the Issuer (the "Board"), subject to the director eligibility criteria and the other terms and conditions set forth therein. In addition, the Investor Rights Agreement provides for a customary lock-up, which expires in three equal installments on the dates that are 90, 240 and 360 days after the Closing Date, as well as customary standstill and transfer restrictions, in each case subject to the exceptions set forth therein. Further, during the standstill period and for so long as the Reporting Persons beneficially own at least 10% of the Issuer's outstanding voting securities, the Reporting Persons have also agreed to cause the shares they beneficially own to be voted in accordance with the recommendation of the Board with respect to the election of directors and other specific matters, subject to certain exceptions.

Further, the Investor Rights Agreement provides for customary registration rights with respect to the shares of Common Stock issued to the Reporting Persons as a portion of the Merger Consideration, subject to customary limitations, including with respect to minimum offering size and the maximum number of demands and underwritten shelf takedowns within specified periods. The Issuer has agreed to use its commercially reasonable efforts to file a resale shelf registration statement on Form S-3 covering those shares no later than 60 days following the Closing Date.

The above description of the Investor Rights Agreement does not purport to be complete and is qualified in its entirety by reference to the full text of such agreement, which is filed as an exhibit hereto and incorporated herein by reference.

General

The Reporting Persons acquired the securities described in this Schedule 13D in connection with the Mergers and intend to review their investment in the Issuer on a continuing basis. Any actions the Reporting Persons might undertake may be made at any time and from time to time without prior notice and will be dependent upon the Reporting Persons' review of numerous factors, including, but not limited to: an ongoing evaluation of the Issuer's business, financial condition, operations and prospects; price levels of the Issuer's securities; general market, industry and economic conditions; the relative attractiveness of alternative business and investment opportunities; and other future developments.

The Reporting Persons may acquire additional securities of the Issuer, or retain or sell all or a portion of the securities then held, in the open market or in privately negotiated transactions. In addition, the Reporting Persons may engage in discussions with management, the board of directors, other securityholders of the Issuer and other relevant parties, or encourage, cause or seek to cause the Issuer or such persons to consider or explore extraordinary corporate transactions, such as: a merger, reorganization or other transaction that could result in the de-listing or de-registration of the Common Stock; security offerings and/or stock repurchases by the Issuer; sales or acquisitions of assets or businesses; changes to the capitalization or dividend policy of the Issuer; or other material changes to the Issuer's business or corporate structure, including changes in management or the composition of the board of directors.

To facilitate their consideration of such matters, the Reporting Persons may retain consultants and advisors and may enter into discussions with potential sources of capital and other third parties. The Reporting Persons may exchange information with any such persons pursuant to appropriate confidentiality or similar agreements. The Reporting Persons will likely take some or all of the foregoing steps at preliminary stages in their consideration of various possible courses of action before forming any intention to pursue any particular plan or direction.

Other than as described above, the Reporting Persons do not currently have any plans or proposals that relate to, or would result in, any of the matters listed in Items 4(a)-(j) of Schedule 13D, although, depending on the factors discussed herein, the Reporting Persons may change their purpose or formulate different plans or proposals with respect thereto at any time.

## Item 5. Interest in Securities of the Issuer
Aggregate number and percentage of the class beneficially owned:
The information contained on the cover pages to this Schedule 13D is incorporated herein by reference.

The ownership percentage set forth herein is based on 53,986,307 shares of Common Stock outstanding immediately following the Mergers.

The shares are held of record by JDH Capital I, L.P. JDH Capital Company is the general partner of JDH Capital I, L.P. JDH Capital Company is wholly owned by Hildebrand Enterprises Company. Hildebrand Enterprises Company is wholly owned by Jeffery D. Hildebrand and Melinda B. Hildebrand. Accordingly, each of the foregoing entities and persons may be deemed to share beneficial ownership of the securities held of record by JDH Capital I, L.P.
Number of shares as to which each person has sole or shared power to vote or dispose: The information contained on the cover pages to this Schedule 13D is incorporated herein by reference.
Transactions in the class effected during the past sixty days: Except as set forth in Items 3 and 4 above, during the past 60 days, the Reporting Persons have not effected any transactions in the Common Stock.
Other persons with the right to receive dividends or sale proceeds: None.
Date on which the reporting person ceased to be the beneficial owner of more than five percent of the class: Not applicable.

## Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer
Contracts, arrangements, understandings or relationships:
Item 4 above summarizes certain provisions of the Merger Agreement and Investor Rights Agreement and are incorporated herein by reference. A copy of each agreement is attached as an exhibit hereto and incorporated herein by reference.

Except as set forth herein, none of the Reporting Persons has any contracts, arrangements, understandings or relationships (legal or otherwise) with any person with respect to any securities of the Issuer, including, but not limited to, any contracts, arrangements, understandings or relationships concerning the transfer or voting of such securities, finder's fees, joint ventures, loan or option arrangements, puts or calls, guarantees of profits, division of profits or losses, or the giving or withholding of proxies.

## Item 7. Material to be Filed as Exhibits
Material filed as exhibits:
Exhibit 1: Joint Filing Agreement.

Exhibit 2: Agreement and Plan of Merger, dated October 21, 2026, by and among Smith & Wesson Brands, Inc., Tristar Merger Sub, LLC, Long Range Intermediate LLC and Savarms, L.P. (incorporated by reference to Exhibit 2.1 to the Issuer's Current Report on Form 8-K filed with the Securities and Exchange Commission on October 21, 2026).

Exhibit 3: Investor Rights Agreement, dated as of October 21, 2026, by and between Smith & Wesson Brands, Inc. and Savarms, L.P. (incorporated by reference to Exhibit 10.1 to the Issuer's Current Report on Form 8-K filed with the Securities and Exchange Commission on October 21, 2026).

## Signatures
- JDH Capital I, L.P.: By: JDH Capital Company, its General Partner, By: /s/ Michael Fertitta, Michael Fertitta, Managing Director (10/28/2026)
- JDH Capital Company: By: /s/ Michael Fertitta, Michael Fertitta, Managing Director (10/28/2026)
- Hildebrand Enterprises Company: By: /s/ Rob Derivaux, Rob Derivaux, Vice President (10/28/2026)
- Jeffery D. Hildebrand: By: /s/ Jeffery D. Hildebrand, Jeffery D. Hildebrand (10/28/2026)
- Melinda B. Hildebrand: By: /s/ Melinda B. Hildebrand, Melinda B. Hildebrand (10/28/2026)